UNITED STATES                 OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION      OMB Number: 3235-0058
                                                    Expires: March 31, 2006
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                          FORM 12b-25               SEC FILE NUMBER
                                                        1-08964

                  NOTIFICATION OF LATE FILING        CUSIP NUMBER
                                                      405752 10 6

(Check One):   [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  [  ] Form 10-Q  [_]
Form N-SAR [_] Form N-CSR

     For Period Ended: March 31, 2005

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
         ______________________________________________________________

PART I -- REGISTRANT INFORMATION


Halifax Corporation

Full Name of Registrant


Former Name If Applicable

5250 Cherokee Avenue

Address of Principal Executive Office (Street and Number)


Alexandria, VA 22312

City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]





     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-
          K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

    Since the completion of the year end closing matters and the audit has taken longer than anticipated, the filing of the Form 10-K for the year ended March 31, 2005 could not be made within the prescribed time period without unreasonable effort or expense. The Registrant anticipates that the annual report will be filed on or before the fifteenth calendar day following the prescribed due date.


PART IV -- OTHER INFORMATION

(1) Name   and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Joseph Sciacca                (703)          750-2400

          (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attachment.




                               Halifax Corporation

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 30, 2005                By: /s/Joseph Sciacca
                                        Joseph Sciacca
                                        Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

                        ATTACHMENT TO PART IV-ITEM (3) OF
                                   FORM 12B-25

                               Halifax Corporation

                      WITH RESPECT TO ITS FORM 10-K FOR THE
                            YEAR ENDED MARCH 31, 2005


The Registrant estimates that its results of operations for the fiscal year ended March 31, 2005, as reflected in its consolidated statements of operations to be included in its Form 10-K for the fiscal year ended March 31, 2005, will reflect the following changes:

For the fiscal year ended March 31, 2005, the registrant expects to report that it incurred an operating loss of approximately $1,541,000 compared to operating income of approximately $1,054,000 for the fiscal year ended March 31, 2004.
The loss for the fiscal year ended March 31, 2005 was primarily a result of costs associated with the start-up of a new, long-term, enterprise maintenance contract and certain unanticipated service delivery costs which exceeded the estimates the registrant utilized in pricing this contract, increases in reserves for inventory obsolescence and the abandonment of certain office space.

In addition, as a result of the foregoing, for the fiscal year ended March 31, 2005, the Registrant expects to report that it incurred a net loss of approximately $1,411,000 compared to a net income of $4,228,000 for the fiscal year ended March 31, 2004.

Also, as a result of the foregoing, for the fiscal year ended March 31, 2005, the Registrant expects to report a loss per common share on a fully diluted basis of approximately $.46 compared to earnings per common share on a fully diluted basis of approximately $1.53, for the fiscal year ended March 31, 2004.